March 8, 2007

Harry Edelson
Chairman and Chief Executive Officer
China Opportunity Acquisition Corp.
c/o Cornerstone Financial
354 East 50th Street
New York, NY 10022

Re: **China Opportunity Acquisition Corp.**
        Fourth Amendment to Registration Statement on Form S-1
        Filed February 21, 2007
        File No. 333-137716

Dear Mr. Edelson:

We have reviewed your filing and have the following comments.

1. We note that in the last amendment you revised disclosure throughout the document to increase the conversion threshold from 20% to 40%. Please revise to include a separate risk factor to highlight the fact that this change makes your blank check company different from those currently in the market. In the proposed business section, please revise to discuss the reasons behind this change so that investors can understand your position and the consequences when making an investment.

2. In the proposed business section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

3. We note you have added new disclosure in this amendment indicating that Mr. Edelson, your chairman and CEO, has entered into an agreement with EarlyBirdCapital to place limit orders for $3 million of your common stock commencing ten business days after you file your 8-K announcing your execution of a definitive agreement for a business combination. Please revise your disclosure throughout to explain the business purpose for such agreement and for setting the limit purchase price equal to the conversion price.

4. We note your revised risk factor on page 22 that as a result of Mr. Edelson's purchase plan, your officers and directors may hold more than 20% of your issued and outstanding shares. Please revise to disclose the maximum amount they may hold assuming all $3,000,000 worth of stock is purchased.

5. We note your disclosure that Mr. Edelson's purchases under this plan are intended to comply with Rule 10b-18. However, if the purchases under the trading plan are to be conducted during the period commencing ten business days after you file your 8-K and "ending on the business day immediately preceding the record date for the meeting of stockholders at which the business combination is to be approved" please provide us with a detailed explanation as to how the purchases can ever fall within Rule 10b-18's "merger exclusion" language?

6. If Mr. Edelson has no discretion as to when the open market purchases (as part of the limit order repurchase plan) are to take place and at what prices they are made, but are apparently to be controlled by EarlyBird Capital, please tell us how such purchases are not being made by EarlyBird Capital acting as an "agent independent of the issuer."

Regulation M

7. Please provide a Regulation M analysis as to when the restricted period would commence with respect to the anticipated acquisition/business combination, including any relevant valuation periods. In this connection, we note your disclosure on page 22 that Mr. Edelson may vote the shares acquired pursuant to his 10b5-1 plan on a proposed business acquisition in any manner he chooses so that your officers and directors may hold more than 20% of your issued and outstanding shares prior to a stockholder vote and may therefore influence the outcome of a vote on a business combination.

8. Please provide us with a detailed explanation about why you do not believe the disclosure of the purchase agreement in the registration statement for the IPO constitutes a "bid" during the Regulation M restricted period? (*see Key Hospitality* no-action letter at http://www.sec.gov/divisions/marketreg/mr-noaction/keyhosp101205.htm).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: David Allan Miller, Esq. (*via facsimile*)